Exhibit 99.1

Recurrent Energy Announces Initial Closing of Investment from BlackRock

NEW YORK and GUELPH, ONTARIO, June 3 2024 – Recurrent Energy, a subsidiary of Canadian Solar Inc. (“Canadian Solar”) (NASDAQ: CSIQ) and a global developer, owner, and operator of solar and energy storage assets, announced today the initial closing and funding of an investment in Recurrent Energy’s platform by BlackRock through a fund managed by its Climate Infrastructure business ("BlackRock"). The initial closing of the transaction, first announced in January 2024, was contingent on requisite regulatory approvals and other conditions, which have now been met.

The initial closing represents the majority of the planned capital infusion. Once the transaction is fully complete, BlackRock’s $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy.

This milestone enables Recurrent Energy to advance investment in its high value project development portfolio, supporting its strategic transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition will allow Recurrent Energy to generate more stable long-term revenue in low-risk currencies and capture greater value from its diversified global project development pipeline.

Recurrent Energy is one of the world's largest clean energy project development platforms with a strong and established track record, having developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects on six continents since 2009.

As of March 31, 2024, Recurrent Energy had a global project development pipeline of 26 GW in solar and 56 GWh in storage, of which 11 GW and 15 GWh respectively are projects with interconnections. Recurrent Energy expects to have 4 GW of solar and 2 GWh of storage in operation in the U.S. and Europe by 2026.

Ismael Guerrero, CEO of Recurrent Energy, said, "With this financial and strategic support from BlackRock, Recurrent Energy is well-equipped to advance our development of key solar and energy storage projects globally. We value our partnership with BlackRock and appreciate their commitment to our mission of delivering clean, reliable, and affordable power to the world, today and tomorrow.”

David Giordano, Global Head of Climate Infrastructure, BlackRock, added, "This investment from the BlackRock Climate Infrastructure Global Renewable Power Fund IV positions Recurrent Energy to grow the development, construction, and management of utility-scale solar and battery energy storage projects in core, high-growth markets. We look forward to combining our strengths and expertise to build a leading, global independent power producer."

For more information, please refer to Form 6-K filed with the Securities and Exchange Commission on January 23, 2024 regarding this investment in connection with the initial transaction announcement.

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About Recurrent Energy

Recurrent Energy is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development, ownership and operations platforms, with an industry-leading team of in-house energy experts. Recurrent Energy is a subsidiary of Canadian Solar Inc. Additional details are available at www.recurrentenergy.com.

About Canadian Solar

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 125 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has over 1.2 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 19.8 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 56 GWh, including approximately 4.3 GWh under construction or in backlog, and an additional 51.6 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance ("ESG") requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar and Recurrent Energy believe that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar and Recurrent Energy undertake no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Investor Relations Contacts

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

Recurrent Energy Media Contact

Inés Arrimadas

Recurrent Energy

comms@recurrentenergy.com

Ally Copple

Innovant Public Relations

713-201-8800

Ally@InnovantPR.com

BlackRock

Christopher Beattie

646-231-8518

christopher.beattie@blackrock.com